SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                     CHRISKEN PARTNERS CASH INCOME FUND L.P.
                            (Name of Subject Company)

 MACKENZIE PATTERSON ACQUISITION CO., LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 11, L.P.; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; SPECIFIED INCOME FUND, L.P.; MP FALCON GROWTH FUND, LLC; MACKENZIE
                   PATTERSON FULLER, INC.; and C.E. PATTERSON

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                Copy to:
Christine Simpson                               Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.                MacKenzie Patterson Fuller, Inc.
1640 School Street                              1640 School Street
Moraga, California  94556                       Moraga, California  94556
(925) 631-9100 ext.224                          (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                      Transaction            Amount of
                      Valuation*             Filing Fee
                     -------------          ------------

                      $12,304,950            $1,559.04

* For purposes of calculating the filing fee only. Assumes the purchase of 35,157 Units at a purchase price equal to $350 per Unit in cash.

[ ]       Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:
         Form or Registration Number:
         Filing Party:
         Date Filed:

[ ]      Check the box if the filing relates solely to preliminary
communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MACKENZIE PATTERSON ACQUISITION CO., LLC; MP INCOME FUND 19, LLC; MP INCOME FUND 11, L.P.; MACKENZIE PATTERSON SPECIAL FUND 6, LLC; MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC; MACKENZIE PATTERSON SPECIAL FUND 7, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.; SPECIFIED INCOME FUND, L.P.; and MP FALCON GROWTH FUND, LLC (collectively the "Purchasers") to purchase any and all outstanding Units of limited partnership interest (the "Units") in CHRISKEN PARTNERS CASH INCOME FUND L.P., a Delaware limited partnership (the "Partnership"), the subject company, at a purchase price equal to $350 per Unit, less the amount of any distributions declared or made with respect to the Units between March 19, 2004 (the "Offer Date") and April 30, 2004 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 19, 2004 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. As noted above, the Offer price would be subject to reduction for distributions made or declared prior to the Expiration Date. Any distributions made or declared after the Expiration Date, by the terms of the Offer and as set forth in the Letter of Transmittal, would be assigned by tendering Unit holders to the Purchasers. MacKenzie Patterson Fuller, Inc. and C.E. Patterson are named as "bidders" herein because each is deemed to control the Purchasers, but neither party is otherwise participating in the offer described in this schedule.

         In the event of a price reduction resulting from a Partnership distribution declared or made after the Offer Date and before the Expiration Date, as described above, the Purchasers will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires.

         Tender of Units will include the tender of any and all securities into which the Units may be converted and any securities distributed with respect to the Units from and after the Offer Date.

         The Partnership had 1,494 holders of record owning an aggregate of 35,965 Units as of March 15, 2003, according to its annual report on Form 10-KSB for the year ending December 31, 2002. The Purchasers and their affiliates currently beneficially own a total of 808.14 Units, or approximately 2.2% of the outstanding Units. The 35,157 Units subject to the Offer constitute all of the outstanding Units not currently held by the Purchasers and their affiliates. Consummation of the Offer, if all Units sought are tendered, would require payment by the Purchasers of up to $12,304,950 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

         The address of the Partnership's principal executive offices is 345 North Canal Street, Chicago, Illinois 60606.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.
         --------

         (a)(1) Offer to Purchase dated March 19, 2004

         (a)(2) Letter of Transmittal

         (a)(3) Form of Letter to Unit holders dated March 19, 2004

         (b)- (h) Not applicable.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 19, 2004

MACKENZIE PATTERSON FULLER, INC.

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON ACQUISITION CO., LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP INCOME FUND 19, LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP INCOME FUND 11, L.P.

By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 6, LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 6-A, LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 7, LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President


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


ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, L.P.

By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL FUND, L.P.

By MacKenzie Patterson Fuller, Inc., General Partner

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

MP FALCON GROWTH FUND, LLC

By MacKenzie Patterson Fuller, Inc., Manager

By:      /s/ Christine Simpson
         Christine Simpson, Vice President

C.E. PATTERSON

/s/ C.E. Patterson









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














                                  EXHIBIT INDEX


Exhibit           Description

(a)(1)            Offer to Purchase dated March 19, 2004

(a)(2)            Letter of Transmittal

(a)(3)            Form of Letter to Unit holders dated March 19, 2004